11022409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equifinancial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 N. Bayshore Dr Suite 217
(No. and Street)

Miami (City) Florida (State) 33132 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Perez, CPA 305-995-9627
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

One Southeast Third Ave, 10 Floor (Address) (City) Florida (State) 33131-9872 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equifinancial LLC, as of 6/15/2011, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Arlene Leal Morejon
My Commission DD797682
Expires 08/13/2012

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIFINANCIAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

MARCUM
ACCOUNTANTS ▲ ADVISORS

EQUIFINANCIAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

EQUIFINANCIAL, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Equifinancial, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Equifinancial, LLC as of December 31, 2010, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equifinancial, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company was not in compliance with the requirements to file its financial statements with FINRA and the Securities and Exchange Commission by the required deadline, which caused the Company's broker-dealer license to be suspended. Management's plans regarding these matters are also discussed in Note 2. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MARCUMGROUP
MEMBER

Marcum LLP ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
marcumllp.com

As described in Note 6, the Company adjusted beginning retained earnings to correct an error in the prior year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on pages 10 to 13are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Marcum LLP

Miami, FL
June 9, 2011

EQUIFINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Assets		
Cash and Cash Equivalents	$ 5,988	
Commissions Receivable	3,914	
Total Assets		$ 9,902
Liabilities and Members' Equity		
Member's Equity		$ 9,902

The accompanying notes are an integral part of these financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues		
Commission income		$ 32,647
Expenses		
Commissions	$ 33,692	
General and administrative	11,238	
Total Expenses		44,930
Net Loss		$ (12,283)

The accompanying notes are an integral part of these financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance - December 31, 2009 as previously reported	$ 7,638	
Prior period adjustment - Note 6	8,445	
Balance - December 31, 2009 as restated		$ 16,083
Member's contributions		6,102
Net loss		(12,283)
Balance - December 31, 2010		$ 9,902

The accompanying notes are an integral part of these financial statements.

EQUIFINANCIAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities		
Loss from operations	$ (12,283)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	4,531	
Net Cash Used In Operating Activities		$ (7,752)
Cash Flows From Financing Activities		
Member contributions		6,102
Net Decrease in Cash and Cash Equivalents		(1,650)
Cash and Cash Equivalents - Beginning		7,638
Cash and Cash Equivalents - Ending		$ 5,988

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

Equifinancial, LLC (the Company) was organized on May 1, 2004 as a single member LLC. The Company is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the National Association of Securities Dealers (NASD) on January 3, 2006. The Company engages primarily in the sales of mutual funds. The Company is subject to regulatory oversight and periodic audit by the SEC and the NASD.

The Company is a self-clearing broker-dealer which does not introduce customer accounts or operate pursuant to a clearing arrangement. Customers of the Company may be private individuals or other broker-dealers. Customers remit their payments directly to the Company's selling brokers (Oppenheimer and Guardian Insurance & Annuity Company) for investment in mutual funds and annuities. Investment options for the Company's customers consisted of Oppenheimer Mutual Funds during 2010.

The Company does not hold customer funds or securities and its business is limited to the distribution of mutual funds.

REVENUE AND EXPENSE RECOGNITION

Commissions are recorded on a trade date basis as securities transactions occur.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are all money market funds, treasury bills and certificates of deposit purchased with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 – GOING CONCERN

The Company is required to file its audited financial statements with FINRA and the Securities and Exchange Commission within 60 days after year end. The Company did not file its audited financial statements within the required time period and as such incurred a $100 penalty, per day, for a maximum of 10 days, or $1,000, and the Company's broker-dealer license was suspended. Because of the suspension, the Company is unable to continue its operations and generate revenue. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Upon filing its audited financial statements and paying the required penalty, the Company's broker-dealer license is expected to be reinstated and the Company will be able to resume operations. There can be no assurances that the Company will be able to resume operations upon filing the financial statements and paying the penalty. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $9,902 which was $4,902 in excess of its required net capital of $5,000.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2010.

NOTE 5 - RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The Company has a written expense-sharing agreement with an entity (The Real Estate Resources Group, Inc.) owned 100% by the member of the Company.

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of Equifinancial, LLC as an NASD-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature, including commissions will be paid by Equifinancial, LLC.

Expenses that are non-regulatory in nature shall be paid by The Real Estate Resources Group, Inc. Non-regulatory expenses include certain overhead costs that are not directly related to the operations of the broker-dealer. In addition, the agreement states that Equifinancial, LLC shall not be responsible for paying or repaying certain non-regulatory expenses consisting of salary, rent and utilities.

NOTE 6 – PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of 2010 have been adjusted to correct an error relating to 2009 revenue that was recorded in 2010. Had the error not been made, the Company would have recorded a receivable and revenue of $8,445 in 2009, which would have resulted in net income of $1,422.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 9, 2011, which is the date the financial statements were available to be issued.

EQUIFINANCIAL, LLC

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL AS REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Equifinancial, LLC
Miami, Florida

In planning and performing our audit of the financial statements of Equifinancial, LLC (the Company) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and the exemptive provisions of rule 15-c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
marcumllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified a deficiency in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above. The Company does not maintain adequate practices and procedures over the calculation of net capital in accordance with rule 17a 3(a)(11).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, except for the practices and procedures related to the calculation of net capital, at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Miami, FL
June 9, 2011

EQUIFINANCIAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2010

Total Assets	$ 9,902	
Less Total Liabilities	--	
Net Worth		$ 9,902
Less: Non-Allowable Assets		--
Net Capital		9,902
Net Capital Required		5,000
Excess Net Capital		$ 4,902
Aggregate Indebtedness		$ --
Ratio: Aggregate Indebtedness to Net Capital		--

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) as amended for December 31, 2010 and the above calculation.

EQUIFINANCIAL, LLC

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND

POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2010

The Company operates pursuant to the (K)(1) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities for customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2010.